Exhibit 99.2

Penn West Petroleum Ltd.

Annual and Special Meeting of Shareholders

June 23, 2016

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual and Special Meeting of shareholders (“Shareholders”) of Penn West Petroleum Ltd. (the “Corporation”) held on June 23, 2016 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2016 and Special Meeting and Management Proxy Circular dated May 10, 2016 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of Penn West for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent

George H. Brookman	91.83	%	8.17%

John Brydson	92.49	%	7.51%

Raymond D. Crossley	92.25	%	7.75%

William A. Friley	92.09	%	7.91%

Richard L. George	90.82	%	9.18%

Maureen Cormier Jackson	92.15	%	7.85%

David E. Roberts	94.00	%	6.00%

Jay W. Thornton	90.65	%	9.35%

3.	Approval of Unallocated Options Pursuant to the Stock Option Plan

By resolution passed by ballot vote, all unallocated options to acquire common shares under the Corporation’s stock option plan until June 23, 2019 were approved. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
88.27%		11.73%

4.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Corporation’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
87.80%		12.20%